                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of 13 May 2010

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Embargo 07:00	13 th May 2010

Allied Irish Banks, p.l.c.
INTERIM MANAGEMENT STATEMENT

Trading conditions in the year to date remain challenging, particularly in Ireland. Conditions have improved in Great Britain and our Capital Markets and Polish businesses are performing well. In the US, M&T reported strong results in the first quarter of 2010.

OPERATING PROFIT
Please note that all trends in this update are in constant currency terms.

A combination of factors is placing downward pressure on our net interest margin and / or operating profit before provisions this year. These factors include:
·
Highly competitive and uneconomic market repricing of customer deposits
·
The elevated cost of wholesale funding and the higher cost of the Government Guarantee
·
Reduced income on capital and increased interest payments on higher yielding bonds following the two capital exchanges successfully completed in the past year
·
NAMA administration costs and reduced income from NAMA loans
·
Targeted loan volume reductions outside Ireland to reduce our loan to deposit ratio

Positive factors, including loan repricing across all portfolios and a reduced impact or non recurrence of   some of the above factors, are expected to have a much more significant effect in the medium term future than in 2010.

At the end of April, overall loan and deposit volumes were both broadly unchanged compared to December 2009. Loan volumes exclude the effect of loans transferred to NAMA

Customer demand for credit is weak in Ireland where we have increased lending capacity to the business and mortgage sectors. We are deleveraging our balance sheet by taking some opportunities to reduce lending in our other businesses.

Costs continue to be closely managed and reduced. We are developing a cost reduction programme that will reset the base to a lower level, reflecting
a more streamlined structure more aligned with the bank's reduced size following completion of the business disposals now underway.

ASSET QUALITY

NAMA
In concluding that AIB is required to raise €7.4bn of additional equity capital, the Financial Regulator has assumed a 45% discount to AIB's NAMA eligible loans of c. €23bn. The actual discount will be determined when all the loans are valued and may differ from the aforementioned 45%. When further valuation is sufficiently advanced we will advise the market of any material changes in expectation of the amount of loans that will transfer to NAMA or the overall discount rate. Loans will continue to transfer to NAMA in tranches and there may be wide variations in the discount rate for individual tranches. Variations could occur due to factors such as location and the proportion in each tranche of land and development relative to investment and other associated loans.

Pending transfer of loans to NAMA we continue to assess their quality. Credit downgrades are continuing and where there is evidence of impairment, we are incurring bad debt charges. These charges are increasing the stock of provisions we hold for NAMA eligible loans which will partly offset the effect of the discounts applied to the loans on transfer.

Non-NAMA

Republic of Ireland Division
Bad debt charges in the first quarter were at a rate similar to that incurred in the full year of 2009. The stock of provisions held for loans reflects their current risk profile and the provision requirement for the remainder of the year will be determined predominantly by economic conditions.

Our residential mortgage book of almost €27bn continues to perform better than the sector average. The bad debt provision rate requirement in the first quarter of 2010 remains modest and not materially above the rate for the full year 2009. As expected, arrears continue to increase and future loss levels will largely be determined by unemployment in Ireland.

The credit grading profile of property & construction loans continues to weaken, reflecting low levels of activity and demand. Following the NAMA transfer process, this portfolio will reduce to c. €12bn of which c. €9bn is investment property and c. €3bn is land and development.

Our other portfolios are performing in line with our expectations.

International (Capital Markets, CEE and UK divisions)
There are clear signs of stability in the credit profiles of our Capital Markets and Polish businesses. In the UK, there are also signs of stability in our Great Britain portfolios though conditions remain challenging in Northern Ireland. First quarter  provision charges in each of these divisions - Capital Markets, CEE and UK - were less than the rate for the full year 2009.

CAPITAL
Our capital ratios at the end of March were broadly unchanged from the position at December 2009. These ratios reflected ongoing bad debt provisions on NAMA eligible loans, which further discount the value of the loans prior to transfer, and the c. €445m gain from the capital exchange completed in March.

In our announcement of 30th March 2010 we set out a series of capital actions we intend to take in response to the increased regulatory capital requirement announced on the same day and to be achieved by the end of 2010. These actions include asset / business disposals, equity raising and we will also consider further liability management opportunities. We will advise the market of progress in relation to our capital actions as it occurs over the coming months.

A recapitalisation plan has been submitted in response to the Financial Regulator's request of 30th March.

FUNDING
Customer deposits remain our principal source of funding at 51% of overall funding. Our loan to deposit ratio at the end of March was broadly stable compared to the 146% ratio at the end of 2009 and significantly lower than at the end of March 2009. We expect to continue deleveraging the bank's balance sheet and the effect of transferring loans to NAMA is material in that respect. On a proforma basis, the loan to deposit ratio at the end of March 2010, excluding NAMA eligible loans, was c. 124%. The NAMA bonds will significantly improve our liquidity profile, further enhancing our contingent liquidity resources.

Term funding activity has been successful in the year to date, well supported by the ELG (Government Guarantee) scheme. We have completed over €6bn of greater than 1 year term funding in a combination of public benchmark transactions and private placements. This €6bn is well ahead of our target and represents c. 60% of maturing term funding (net of covered bonds) in 2010. Of our overall wholesale funding c. 41% now has duration greater than 1 year, compared to c. 30% at the end of 2009. We have little maturity of term funding in 2011.

Overall funding market conditions and pricing have improved during the first quarter of 2010. However, recent negative sentiment in the sovereign credit markets demonstrates that markets remain volatile and vulnerable to changes in sentiment. Duration remains short and pricing elevated compared to historic norms.

ISSUE OF ORDINARY SHARES TO NATIONAL PENSIONS RESERVE FUND COMMISSION (NPRFC)
Discussions on our restructuring plan with the European Commission (EC) are ongoing and are being conducted in conjunction with the Department of Finance. At the request of the EC, AIB has agreed not to make discretionary coupon or dividend payments on certain of its securities. As a result, the annual dividend on the NPRFC's €3.5bn preference shares, amounting to €280m, due today 13th May, will not be paid in cash. Under AIB's articles of association, it is required to issue ordinary shares to the NPRFC equal in value to the amount of the dividend that would otherwise have been payable. As a consequence of this, AIB will issue 198,089,847 ordinary shares to the NPRFC by way of bonus issue. This number of shares is equal to the aggregate cash amount of the annual dividend of €280m on the NPRFC's holding of preference shares, divided by the average price per share in the 30 trading days prior to today's date. Application will be made in due course for the listing of these new shares. This issue of shares increases the ordinary shares of AIB in issue to 1,080,845,303, of which the 198,089,847 shares to be issued to the NPRFC represents 18.33%, bringing the NPRFC total ownership of AIB ordinary shares to 18.61% (excluding any shares which the NPRFC would be allotted if it were to exercise its warrants over ordinary shares granted to it when it subscribed for the preference shares in 2009).

Further details of our performance and outlook will be provided in our 2010 Interim Results announcement scheduled for 28th July 2010.

-ENDS-

For further information please contact:
Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

Forward-looking statements
This document contains certain "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Exchange Act of 1934, as amended, regarding the belief or current expectations of the Group, AIB's Directors and other members of its senior management about the Group's financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group, including statements relating to possible future write-downs or impairments. In particular, certain statements with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'may', 'could', 'would, 'will, 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, capital position, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information.
These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of AIB and are difficult to predict, that may cause actual results to differ materially from any future results of developments expressed or implied from the forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied include, but are not limited to, changes in economic conditions globally and in the regions in which the Group conducts its business, changes in fiscal or other policies adopted by various governments and regulatory authorities, the effects of competition in the geographic and business areas in which the Group conducts its operations, the ability to increase market share and control expenses, the effects of changes in taxation or accounting standards and practices, acquisitions, future exchange and interest rates, the risk that the Group may not participate in NAMA or that the NAMA Scheme may turn out to be unsuccessful in achieving its goals, the lack of control over the nature, number and valuation of the assets to be transferred to NAMA and the success of the Group in managing these events.
The Group cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Report may not occur.
The forward-looking statements speak only as of the date of this document. Except as required by the Irish Financial Regulator, the Irish Stock Exchange, the UK Financial Services Authority, the London Stock Exchange or applicable law, AIB does not have any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, further events or otherwise. AIB expressly disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained in this document or incorporated by reference to reflect any change in AIB's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  13 May 2010

                                                        By: ___________________
                                              Maelíosa óHógartaigh
                                                                           Acting Chief Financial Officer
                                                 Allied Irish Banks, p.l.c.